This Second Amending Agreement

Between

Brian Hadfield,

and

CryptoLogic limited of Dublin Ireland.

Whereas the parties executed an Employment Agreement dated as of February 27, 2008 ("Agreement") which was amended by an agreement dated as of November 11th 2008;

And whereas the parties wish to amend the terms of the Agreement further pursuant to discussions initiated in December 2008 as contemplated in paragraph 4 (1) of the Agreement;

Therefore the parties agree as follows:

1. Subparagraphs 11(1)(d)(i), (ii), (iii) and (iv) of the Agreement is hereby amended by deleting the number 50% and substituting the number 25% therefor.

2. All other terms and provisions of the Agreement are hereby confirmed.

In witness whereof the parties executed this agreement as of the 13th day of January 2009.

Brian Hadfield

CryptoLogic limited

Per:________________

Chairman